PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(To prospectus dated March 16, 2010)	Registration No. 333-162866

3,450,257 SHARES OF COMMON STOCK, $2.50 PAR VALUE

OFFICEMAX

INCORPORATED

This prospectus supplement supplements the prospectus dated March 16, 2010, relating to the resale of 7,481,722 shares of our common stock to allow our master trust (the “Selling Stockholder”), which is the funding vehicle for the Company’s six tax-qualified employee pension benefit plans (the “Plans”), to resell, from time to time, shares of our common stock that we contributed as a voluntary, excess contribution to the Selling Stockholder. Since the date that we contributed such shares to the Selling Stockholder, the Selling Stockholder has sold 4,881,465 of the 8,331,722 shares contributed to the Selling Stockholder, and the 3,450,257 shares specified above represents the number of shares remaining to be sold. This prospectus supplement should be read in conjunction with the prospectus dated March 16, 2010, including any supplements thereto, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the prospectus and any supplements thereto, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus and any supplements thereto. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements thereto.

Current Report on Form 8-K

On December 13, 2010, we filed a Current Report on Form 8-K with the Securities and Exchange Commission. The text of such Form 8-K is attached hereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 21, 2010.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of The

Securities Exchange Act of 1934

Date of Report: December 13, 2010

Date of earliest event reported: December 7, 2010

OFFICEMAX INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	1-5057	82-0100960
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

263 Shuman Blvd.

Naperville, Illinois 60563

(Address of principal executive offices) (Zip Code)

(630) 438-7800

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

2011 Annual Short-Term Incentive Plan

On December 7, 2010, the Executive Compensation Committee (the “ECC”) of the Board of Directors of OfficeMax Incorporated (the “Company”) approved the design of the 2011 Annual Short-Term Incentive Plan under the 2003 OfficeMax Incentive and Performance Plan (the “OMIPP”). Under the 2011 Annual Short-Term Incentive Plan, executive officers and other eligible associates (“Participants”) are awarded cash bonus opportunities. The Company’s 2011 net income from continuing operations available to common shareholders (excluding special items (“Special Items”) included in Company earnings releases in 2011 (“Net Income”)), must be positive in order for a payout to be made on plan awards. If Net Income is positive, the amount of payout actually earned depends on the Company’s achievement of three performance metrics during 2011, each weighted as indicated below. The ECC chose to use the following metrics: (i) the Company’s 2011 net sales, excluding the impact of foreign currency exchange-rate fluctuation (“Net Sales”), given a weighting of 40%; (ii) the Company’s 2011 earnings from continuing operations, excluding the impact of foreign currency exchange-rate fluctuation, before interest and taxes, adjusted for Special Items (“EBIT”), given a weighting of 30%; and (iii) the Company’s 2011 EBIT divided by 2011 Net Sales (“Return on Sales”), given a weighting of 30%. If the Company’s 2011 financial performance equals or exceeds the minimum target for any of the metrics, Participants will receive a payout based upon the level of performance against the metrics, with the maximum payout capped at 225% of a Participant’s target award.

2011 Long-Term Incentive Plan

On December 7, 2010, the ECC also approved the design of the 2011 Long-Term Incentive Plan under the OMIPP. Under the plan, Participants will receive an award that is comprised 40% of performance-based restricted stock units (“RSUs”) and 60% of options.

Performance-Based RSUs

Forty percent of the long-term incentive award for each Participant will consist of performance-based RSUs. In order for any portion of the RSUs to vest, the sum of the Company’s 2011 and 2012 Net Income must be positive and the sum of the Company’s 2011 and 2012 EBIT must equal a threshold value. Subject to these conditions, one half of the award will vest in 2013. The amount of the award that vests will depend upon achievement of a 2011 EBIT minimum target, with the maximum award equal to 150% of the target award. The remaining half of the award will vest in 2014, also subject to the conditions described above. The amount of the award that vests will depend upon achievement of a 2012 EBIT minimum target, with the maximum award equal to 150% of the target award. Awards are paid in shares of Company common stock.

Options

Sixty percent of the long-term incentive award for each Participant will consist of an option to purchase shares of our common stock. The exercise price of the option will be set on the grant date. One third of each option will vest on the first three anniversaries of the grant date and each option will expire seven years from the grant date.

2011 Director Compensation

On December 8, 2010, the Board of Directors, with the recommendation of the Governance and Nominating Committee, increased the value of the annual equity award granted to the directors from $75,000 to $100,000, effective beginning in 2011. This is the first increase made in general board compensation since 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 13, 2010

OFFICEMAX INCORPORATED

By:	/s/ Matthew R. Broad
Matthew R. Broad
Executive Vice President and General Counsel